SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
 (Amendment No. 3)

B.H.I.T. Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05550A 10 0

(CUSIP Number)

Christopher J. Hubbert
Kohrman Jackson & Krantz P.L.L. 1375 East 9thStreet, 20thFloor, Cleveland, OH 44114; 216-736-7215

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2009

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

______________________________

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 05550A 10 0	Page 2 of 5

1	name of reporting person i.r.s. identification no. of above person (entities only) Gary O. Marino
2	check the appropriate box if a member of a group* (a) ☒ (see instructions) (b) ☐
3	sec use only
4	source of funds (see instructions)
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[__]
6	citizenship or place of organization United States of America
number of shares beneficially owned by each reporting person with	7	sole voting power 3,127,280(1)
	8	shared voting power
	9	sole dispositive power 3,127,280 (1)
	10	shared dispositive power
11	aggregate amount beneficially owned by each reporting person 3,127,280 (1)
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)☐
13	percent of class represented by amount in row (11) 10.2%
14	type of reporting person (see instructions) IN

(1) Includes 2,127,280 shares of common stock and a Series A 10% convertible debenture currently convertible into 500,000 shares of common stock held by Patriot Equity, LLC, a limited liability company of which Mr. Marino is sole member, and 500,000 options to purchase shares of common stock that are currently exercisable.

CUSIP No. 05550A 10 0	Page 3 of 5

1	name of reporting person i.r.s. identification no. of above person (entities only) Patriot Equity, LLC
2	check the appropriate box if a member of a group* (a) ☒ (see instructions) (b) ☐
3	sec use only
4	source of funds (see instructions) WC
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[__]
6	citizenship or place of organization Florida
number of shares beneficially owned by each reporting person with	7	sole voting power 2,627,280(1)
	8	shared voting power
	9	sole dispositive power 2,627,280 (1)
	10	shared dispositive power
11	aggregate amount beneficially owned by each reporting person 2,627,280 (1)
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)☐
13	percent of class represented by amount in row (11) 8.7%
14	type of reporting person (see instructions) OO

(1) Includes a Series A 10% convertible debenture currently convertible into 500,000 shares of common stock.

CUSIP No. 05550A 10 0	Page 4 of 5

Introduction.

Pursuant to Rule 13d-1(k), this Amendment No. 3 to Schedule 13D is filed by Gary O. Marino and Patriot Equity, LLC (“Patriot Equity”) relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of B.H.I.T. Inc., a Delaware corporation (the “Company”).  Mr. Marino is the sole member of Patriot Equity.

Item 3.                      Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented as follows:

The shares of Common Stock reported in Item 5(c) as having been acquired by Patriot Equity pursuant to Mr. Marino’s option exercise were acquired for the aggregate purchase price of $37,500 with working capital of Patriot Equity.  The shares of Common Stock reported in Item 5(c) as having been acquired by Patriot Equity in a private transaction were acquired for the aggregate purchase price of $47,916.70 with working capital of Patriot Equity.

Item 5.                           Interest in Securities of the Issuer.

Items 5(a) and (c) are amended and supplemented as follows:

(a)         Based solely on information provided by the Company, there are currently 29,671,385 shares of Common Stock outstanding.  Mr. Marino beneficially owns 3,127,280 shares of Common Stock, including 2,127,280 shares of Common Stock owned by Patriot Equity, a Series A 10% convertible debenture currently convertible into 500,000 shares of Common Stock owned by Patriot Equity and 500,000 options to purchase shares of Common Stock, or 10.2% of the Company’s outstanding Common Stock, assuming exercise of the options owned by Mr. Marino and conversion of the debenture owned by Patriot Equity.  Patriot Equity beneficially owns 2,627,280 shares of Common Stock, including 2,127,280 shares of Common Stock and a Series A 10% convertible debenture currently convertible into 500,000 shares of Common Stock, or 8.7% of the Company’s outstanding Common Stock.

(c)         On November 2, 2009, Mr. Marino exercised options to purchase 250,000 shares of Common Stock at an exercise price of $0.15 per share.  The shares of Common Stock purchased by Mr. Marino pursuant to the option exercise were issued to Patriot Equity.   On November 10, 2009, Patriot Equity purchased 416,667 shares of Common Stock in a private transaction at a price of $0.115 per share, or an aggregate purchase price of $47,916.70.  Mr. Marino and Patriot Equity have not effected any other transactions in the Company’s Common Stock in the past 60 days.

Item 7.                  Material to be Filed as Exhibits.

7.1          Joint Filing Agreement.

CUSIP No. 05550A 10 0	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2009	/s/ Gary O. Marino
Gary O. Marino, individually

Patriot Equity, LLC

/s/ Gary O. Marino
By Gary O. Marino, sole member

EXHIBIT INDEX

Exhibit Number	Description

7.1	Joint Filing Agreement